Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

May 2, 2013

ITEM 3:	NEWS RELEASE

Press releases were issued by Barrick on April 29, 2013 and May 2, 2013 and a copy of each press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On April 29, 2013, Barrick and its wholly-owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced the pricing of US$3.0 billion in debt securities comprised of US$650 million of 2.50% notes due 2018 (the “2018 Notes”) and US$1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as US$850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. On May 2, 2013, Barrick announced that the offering of the 2018 Notes, the 2023 Notes and the 2043 Notes was completed. The 2043 Notes of BNAF are guaranteed by Barrick.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On April 29, 2013, Barrick and its wholly-owned subsidiary, BNAF, announced the pricing of US$3.0 billion in debt securities comprised of US$650 million of 2018 Notes and US$1.5 billion of 2023 Notes of Barrick as well as US$850 million of 2043 Notes of BNAF. On May 2, 2013, Barrick announced that the offering of the 2018 Notes, the 2023 Notes and the 2043 Notes was completed. The 2043 Notes of BNAF are guaranteed by Barrick.

The net proceeds of the offering will be used (i) to repay approximately $2 billion of borrowings under Barrick’s revolving credit facility maturing in January 2018, which amount was originally borrowed for general corporate purposes and to repay existing indebtedness and (ii) for general corporate purposes, including, but not limited to, the repayment, in whole or in part, of the $500 million aggregate principal amount of the 6.125% Notes due 2013 issued by Barrick’s wholly-owned subsidiary Barrick Gold Financeco LLC.

See the news releases attached hereto as Schedule A for a full description of the material change.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman

Senior Vice President and General Counsel

(416) 861-9911

ITEM 9:	DATE OF REPORT

May 13, 2013

Dated at Toronto, Ontario this 13th day of May, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE – April 29, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Pricing of $3 Billion Offering of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) and its wholly-owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced today the pricing of $3 billion in debt securities comprised of: $650 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. The 2043 Notes of BNAF are guaranteed by Barrick. The offering is expected to close on or about May 2, 2013.

The net proceeds from this offering will be used (i) to repay approximately $2 billion of borrowings under Barrick’s revolving credit facility maturing in January 2018, which amount was originally borrowed for general corporate purposes and to repay existing indebtedness and (ii) for general corporate purposes, including, but not limited to, the repayment, in whole or in part, of the $500 million aggregate principal amount of the 6.125% Notes due 2013 issued by Barrick’s wholly-owned subsidiary Barrick Gold Financeco LLC.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT: Greg Panagos Senior Vice President Investor Relations and Communications Telephone: (416) 309-2943 Email: gpanagos@barrick.com	MEDIA CONTACT: Andy Lloyd Director Media Relations Telephone: (416) 307-7414 Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE

PRESS RELEASE – May 2, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Completes Sale of $3 Billion of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) and its wholly-owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced today the completion of the sale of $3 billion of debt securities comprised of: $650 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. The 2043 Notes of BNAF are guaranteed by Barrick.

The net proceeds from this offering will be used (i) to repay approximately $2 billion of borrowings under Barrick’s revolving credit facility maturing in January 2018, which amount was originally borrowed for general corporate purposes and to repay existing indebtedness and (ii) for general corporate purposes, including, but not limited to, the repayment, in whole or in part, of the $500 million aggregate principal amount of the 6.125% Notes due 2013 issued by Barrick’s wholly-owned subsidiary Barrick Gold Financeco LLC.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner.

INVESTOR CONTACT: Greg Panagos Senior Vice President Investor Relations and Communications Telephone: (416) 309-2943 Email: gpanagos@barrick.com	MEDIA CONTACT: Andy Lloyd Director Media Relations Telephone: (416) 307-7414 Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE